SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

(Name of Subject Company (Issuer))

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

(Name of Filing Person (Issuer and Offeror))

3.50% Convertible Senior Debentures due 2024

(Title of Class of Securities)

01988PAA6, 01988PAB4

(CUSIP Numbers of Class of Securities)

Brian Vandenberg, Esq.

Senior Vice President and General Counsel

222 Merchandise Mart Plaza, Suite 2024

Chicago, Illinois 60654

(312) 506-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

with copy to:

Edward D. Ricchiuto, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation*: $28,266,280	Amount of Filing Fee**: $1,110.86

*	Calculated solely for purposes of determining the filing fee. The amount assumes that up to $27,868,000 principal amount of 3.50% Convertible Senior Debentures due 2024 are purchased at a price of $1,014.29 (this price includes accrued and unpaid interest up to the change of control purchase date) per $1,000 principal amount.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,110.86
Filing Party:	Allscripts-Misys Healthcare Solutions, Inc.

Form or Registration No.:	Schedule TO-I
Date Filed:	November 7, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements Amendment No. 1 filed with the Securities and Exchange Commission on November 12, 2008 and the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Allscripts-Misys Healthcare Solutions, Inc., a corporation existing under the laws of Delaware (the “Company”) on November 7, 2008, to purchase the 3.50% Convertible Senior Debentures due 2024 of the Company (the “Debentures”). The offer is made upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notice of Change of Control and Offer to Purchase, dated November 7, 2008 as amended hereby (as it may be supplemented or amended from time to time, the “Change of Control Offer”), the Debentures and the related offer materials filed as Exhibits (a)(1)(B) and (a)(1)(C) to the Schedule TO (which Change of Control Offer and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).

The Debentures were issued pursuant to the Indenture dated as of July 6, 2004 (the “Indenture”), between the Company and Bank of America, N.A. as successor by merger to LaSalle Bank, N.A., as trustee.

The Offer will expire at 5:00 p.m., New York City time, on December 9, 2008. The Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent provided herein.

The Change of Control Offer is hereby amended and supplemented as follows:

(1) The Summary Term Sheet of the Change of Control Offer is amended by replacing the answer to “When does the Change of Control Offer expire?” with the following:

“The Change of Control Offer expires at 5:00 p.m., New York City time, on December 9, 2008 (the “Expiration Date”). We do not expect to extend the Expiration Date unless required to do so by U.S. federal securities laws. If the Change of Control Offer is extended, we will make a public statement of the extension no later than 9:00 a.m., New York City time on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Change of Control Offer by making a public announcement of the amendment. (Page 5)”

(2) The Summary Term Sheet of the Change of Control Offer is amended by replacing the answer to “What are the conditions to the purchase by the Company of the Debentures?” with the following:

“There are no conditions to this Change of Control Offer except (i) for the timely and proper delivery and tender of the Debentures in accordance with the Change of Control Offer, and (ii) the non occurrence or continuation of an Event of Default (as defined in the Indenture). (Page 11)”

(3) The second paragraph of Section 2.1 of the Change of Control Offer is amended and replaced with the following:

“The Change of Control Offer will expire at 5:00 p.m., New York City time, on the Expiration Date. We do not expect to extend the period Holders have to accept the Change of Control Offer unless required to do so by the U.S. federal securities laws. There will be no purchase of any Debentures if there has occurred and is continuing an Event of Default (as defined in the Indenture). If the Change of Control Offer is extended, we will make a public statement of the extension no later than 9:00 a.m., New York City time on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Change of Control Offer by making a public announcement of the amendment.”

(4) Section 7 of the Change of Control Offer is amended and replaced with the following:

“Conditions of the Change of Control Offer. There are no conditions to this Change of Control Offer except (i) for the timely and proper delivery and tender of the Debentures in accordance with the Change of Control Offer, and (ii) the non occurrence or continuation of an Event of Default (as defined in the Indenture).”

(5) Section 13 of the Change of Control Offer is amended by replacing the fourth bullet which ends with “(with respect to Item 5.02 only)” with:

•

The Company’s Current Reports on Form 8-K dated January 7 (as amended February 28, 2008), January 31, March 18, March 19, March 20, March 27, July 30, August 20, August 22, August 29, September 16, September 19, September 22, September 29, October 2, October 6, October 10, October 17 (as amended November 17, 2008 and November 24, 2008 (excluding Item 7.01 thereof)), and October 23, 2008 (with respect to Item 5.02 only);

(6) Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(d)(2)	Amended and Restated Credit Agreement, dated August 15, 2008, by and among Allscripts Healthcare Solutions, Inc., Allscripts, LLC, A4 Health Systems, Inc., A4 Realty, LLC, Extended Care Information Network, Inc. each as Borrower, the Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities Inc., as lead arranger, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Company on August 20, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

By:	/s/ William J. Davis
Name:	William J. Davis
Title:	Chief Financial Officer

Date: November 24, 2008

EXHIBIT INDEX

(a)(1)(A)*	Change of Control Offer, dated November 7, 2008.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Press Release announcing commencement of Change of Control Offer.
(d)(1)* (d)(2)

The Indenture, incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed by the Company on July 15, 2004.

Amended and Restated Credit Agreement, dated August 15, 2008, by and among Allscripts Healthcare Solutions, Inc., Allscripts, LLC, A4 Health Systems, Inc., A4 Realty, LLC, Extended Care Information Network, Inc. each as Borrower, the Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities Inc., as lead arranger, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Company on August 20, 2008.

*	Previously filed on Schedule TO on November 7, 2008.